B2GOLD CORP.
Condensed Consolidated Interim Financial Statements
March 31, 2013 and 2012
(Unaudited)

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2013	2012

Gold revenue	$154,853	$63,873

Cost of sales

Production costs	(70,345)	(22,336)
Depreciation and depletion	(14,231)	(6,618)
Royalties and production taxes	(3,939)	(3,215)
Inventory fair value adjustments on CGA acquisition (non-cash) (Note 6)	(32,354)	-

Total cost of sales	(120,869)	(32,169)

Gross profit	33,984	31,704

General and administrative	(6,780)	(4,353)
CGA acquisition costs (Note 6)	(5,859)	-
Write-down of long-term investment (Note 8)	(3,494)	-
Share-based payments (Note 13)	(2,915)	(3,864)
Foreign exchange (losses)/ gains	(1,590)	432
Accretion of mine restoration provisions	(703)	(446)
Other	(1,195)	(328)

Operating income	11,448	23,145

Unrealized loss on derivative instruments (Note 15)	(2,414)	-
Community relations	(698)	(901)
Interest and financing expense	(347)	-
Other	(719)	102

Income before withholding and other taxes	7,270	22,346

Current income tax, withholding and other taxes	(6,488)	(5,066)
Deferred income tax	(719)	(2,734)

Net income for the period	$63	$14,546

Attributable to:
Shareholders of the Company	$63	$14,546
Non-controlling interests	-	-

Net income for the period	$63	$14,546

Earnings per share (attributable to shareholders of the Company)
Basic	$0.00	$0.04
Diluted	$0.00	$0.04

Weighted average number of common shares outstanding (in thousands)
Basic	600,379	379,679
Diluted	606,344	388,489

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars, except shares and per share amounts)
(Unaudited)

	2013	2012

Net income for the period	$63	$14,546

Other comprehensive income (loss)

Items that may be reclassified subsequently to net earnings:
- Exchange differences on translating foreign operations	(9,151)	4,147
- Unrealized loss on investments (Note 8)	(3,138)	-
Reclassification adjustment for impairment loss on investment to net earnings (Note 8)	1,407	-

Other comprehensive income (loss) for the period	(10,882)	4,147

Total comprehensive income (loss) for the period	$(10,819)	$18,693

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

	2013	2012

Operating activities

Net income for the period	$63	$14,546
Mine restoration provisions settled	(195)	(1,640)
Non-cash charges (credits)
Inventory fair value adjustments on CGA acquisition (Note 6)	32,354	-
Depreciation and depletion	14,231	6,618
Deferred revenue - amortization of fair value of gold contracts (Note 14)	(9,395)	-
Write-down of long-term investment (Note 8)	3,494	-
Share based payments (Note 13)	2,915	3,864
Unrealized loss on derivative instruments (Note 15)	2,414	-
Deferred income tax expense	719	2,734
Accretion of mine restoration provisions	703	446
Other	(2,160)	498

Cash provided by operating activities before changes in non-cash working capital	45,143	27,066

Changes in non-cash working capital	5,200	(1,759)

Cash provided by operating activities after changes in non-cash working capital	50,343	25,307

Financing activities

Credit Facility, draw downs (Note 11)	25,000	-
Masbate project loan repayments (Note 11)	(4,481)	-
Payment of finance lease obligations (Note 11)	(1,763)	-
Common shares issued for cash (Note 13)	1,299	3,625
Interest and commitment fees paid	(435)	(64)

Cash provided by financing activities	19,620	3,561

Investing activities

Cash acquired on CGA acquisition (Note 6)	56,088	-
CGA acquisition costs paid (Note 6)	(16,012)	-
Libertad Mine, development and sustaining capital	(4,958)	(7,108)
Libertad Mine, Jabali development	(3,516)	(1,515)
Masbate Mine, development and sustaining capital	(4,196)	-
Limon Mine, development and sustaining capital	(4,045)	(7,821)
Masbate Mine, exploration	(2,035)	-
Libertad Mine, exploration	(985)	(2,460)
Limon Mine, exploration	(830)	(1,125)
Gramalote, development and exploration	(14,837)	(3,639)
Otjikoto Mine construction	(7,837)	-
Otjikoto, development and exploration	(1,643)	(7,112)
Purchase of EVI preference shares (Note 9)	(6,458)	-
Investment purchase in RTG Mining Inc. (Note 8)	(3,997)	-
Other	(1,974)	(2,632)

Cash used in investing activities	(17,235)	(33,412)

Increase (decrease) in cash and cash equivalents	52,728	(4,544)

Cash and cash equivalents, beginning of period	67,949	102,292

Cash and cash equivalents, end of period	$120,677	$97,748

Supplementary cash flow information (Note 17)

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of United States dollars)
(Unaudited)

	As at	As at
	March 31,	December 31,
	2013	2012
Assets
Current
Cash and cash equivalents	$120,677	$67,949
Restricted cash (Note 11)	9,000	-
Accounts receivable and prepaids	26,251	7,695
Value-added and other tax receivables	10,296	18,737
Inventories (Note 7)	77,937	41,608
	244,161	135,989
Long-term investments (carried at quoted market values) (Note 8)	33,470	3,661
Value-added tax receivables (Note 6)	39,456	-
Mining interests (Note 9 and Note 21 - Schedules)	1,491,845	534,724
Goodwill (Note 6)	137,295	-
Other assets (Note 10)	31,657	2,091
	$1,977,884	$676,465
Liabilities
Current
Accounts payable and accrued liabilities	$37,912	$24,152
Current tax payable	8,308	13,797
Current portion of long-term debt (Note 11)	48,967	-
Deferred revenue - unamortized fair value of gold contracts acquired (Note 14)	28,009	-
Current portion of mine restoration provisions (Note 12)	4,218	4,217
Other	3,157	1,715
	130,571	43,881
Long-term debt (Note 11)	16,811	-
Mine restoration provisions (Note 12)	52,529	27,659
Deferred income taxes (Note 6)	227,130	34,148
Employee benefits obligation	5,335	4,458
	432,376	110,146
Equity
Shareholders’ equity
Share capital (Note 13)
Issued: 646,105,020 common shares (Dec 31, 2012 – 393,307,942)	1,455,946	468,550

Contributed surplus	38,477	35,383
Accumulated other comprehensive loss	(17,675)	(6,793)
Retained earnings	62,870	62,807
	1,539,618	559,947
Non-controlling interests	5,890	6,372
	1,545,508	566,319
	$1,977,884	$676,465
Acquisition of CGA Mining Limited (Note 6)
Subsequent events (Notes 9, 11 and 20)

Approved by the Board	“Clive T. Johnson”	Director	“Robert J. Gayton”	Director

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
FOR THE THREE MONTHS ENDED MARCH 31
(Expressed in thousands of United States dollars)
(Unaudited)

		2013

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensive	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319
January 1, 2013 to March 31, 2013:
Net income for the period	-	-	63	-	-	63
Shares issued for CGA Mining acquisition	984,870	-	-	-	-	984,870
Cumulative translation adjustment	-	-	-	(9,151)	(482)	(9,633)
Reclassify unrealized loss on investment from OCI to income statement	-	-	-	1,407	-	1,407
Unrealized loss on investments	-	-	-	(3,138)	-	(3,138)
Shares issued for cash:
Exercise of stock options	1,299	-	-	-	-	1,299
Shares issued on vesting of RSU	597	(597)	-	-	-	-
Share based payments - expensed	-	2,915	-	-	-	2,915
Share based payments – capitalized to mining interests	-	1,406	-	-	-	1,406
Transfer to share capital the fair value a ssigned to stock options & warrants from contributed surplus	630	(630)	-	-	-	-

Balance at March 31, 2013	$1,455,946	$38,477	$62,870	$(17,675)	$5,890	$1,545,508

		2012

				Accumulated
				other	Non-
	Share	Contributed	Retained	comprehensiv	controlling	Total
	capital	surplus	earnings	income	interests	equity

Balance at December 31, 2011	$435,048	$22,712	$13,631	$-	$3,943	$475,334
January 1, 2012 to March 31, 2012:
Net income for the period	-	-	14,546	-	-	14,546
Cumulative translation adjustment	-	-	-	4,147	167	4,314
Shares issued for cash:
Exercise of stock options	2,896	-	-	-	-	2,896
Exercise of warrants	729	-	-	-	-	729
Share based payments - expensed	-	3,864	-	-	-	3,864
Share based payments – capitalized to mining interests	-	1,271	-	-	-	1,271
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	1,299	(1,299)	-	-	-	-

Balance at March 31, 2012	$439,972	$26,548	$28,177	$4,147	$4,110	$502,954
April 1, 2012 to December 31, 2012:
Net income for the period	-	-	37,361	-	-	37,361
Cumulative translation adjustment	-	-	-	(9,533)	(469)	(10,002)
Funding of non-controlling interests	-	-	(2,731)	-	2,731	-
Unrealized loss on investments	-	-	-	(1,407)	-	(1,407)
Shares issued for cash:
Exercise of stock options	2,254	-	-	-	-	2,254
Exercise of warrants	2,729	-	-	-	-	2,729
Incentive Plan	9	-	-	-	-	9
Shares issued for Trebol & Pavon	16,814	-	-	-	-	16,814
Shares issued for RSU	2,902	(2,902)	-	-	-	-
Share based payments - expensed	-	12,771	-	-	-	12,771
Share based payments – capitalized to mining interests	-	2,836	-	-	-	2,836
Transfer to share capital the fair value assigned to stock options & warrants from contributed surplus	3,870	(3,870)	-	-	-	-

Balance at December 31, 2012	$468,550	$35,383	$62,807	$(6,793)	$6,372	$566,319

See accompanying notes to consolidated financial statements.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

1	Nature of operations

B2Gold Corp. (“B2Gold” or the “Company”) is a Vancouver-based gold producer with three operating mines (two in Nicaragua and one in the Philippines) and a portfolio of development and exploration assets in Namibia , Nicaragua, Colombia, and Uruguay. The Company acquired control of CGA Mining Limited (“CGA”) on January 16, 2013, including its producing mine, the Masbate Mine, in the Philippines (Note 6).

The Company operates the Libertad Mine and the Limon Mine in Nicaragua and, commencing on January 16, 2013, the Masbate Mine in the Philippines. The Company has a 92% interest in the Ojtikoto gold project in Namibia, a 49% interest in the Gramalote property in Colombia, a 51% interest in the Primavera project in Nicaragua (Note 9), an 80% interest in the Cebollati property in Uruguay, and an interest in the Quebradona property in Colombia. The Company owns the Trebol and Pavon properties in Nicaragua and the Bellavista property in Costa Rica. The Company also has options to earn an interest in two joint ventures in Nicaragua with Radius Gold Inc. (“Radius”) and one joint venture in Nicaragua with Calibre Mining Corp. (“Calibre”).

B2Gold is a public company which is listed on the Toronto Stock Exchange (“TSX”), the Namibian Stock Exchange and the OTCQX International. B2Gold’s head office is located at Suite 3100, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, V7X 1J1.

2	Basis of preparation

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. These condensed interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 14, 2013.

These interim consolidated financial statements follow the same accounting policies and methods of application as the most recent audited consolidated financial statements of the Company, with the exception to the changes in accounting policies as described in Notes 3 and 4 below.

3	Changes in accounting policies

The Company has adopted the following policy in 2013, in conjunction with the acquisition of CGA:

Financial instruments
Lease liabilities
Lease liabilities are interest bearing and are initially measured at fair value, subsequently recorded at amortized cost. Lease liabilities are designated as financial liabilities.

Leases

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date. It requires consideration as to whether the fulfilment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

A reassessment is made after inception of the lease only if one of the following applies:

(a)	There is a change in contractual terms, other than a renewal or extension of the arrangement
(b)	A renewal option is exercised or extension granted, unless the term of the renewal or extension was initially included in the lease term;
(c)	There is a change in the determination of whether fulfilment is dependent on a specified asset; or
(d)	There is a substantial change to the asset.

Where a reassessment is made, lease accounting shall commence or cease from the date when the change in circumstances gave rise to the reassessment for scenarios (a), (c) or (d) and at the date of the renewal or extension period for scenario (b).

Company as a lessee

Finance leases, which transfer to the Company substantially all the risks and rewards incidental to ownership of the leased item, are capitalized at the inception of the lease at the fair value of the leased asset or, if lower, at the present value of the minimum lease payments. Lease payments are apportioned between finance charges and the reduction of the lease liability so as to achieve a constant periodic rate of interest on the remaining balance of the liability. Finance charges are recognized in the statements of operations.

Capitalized leased assets are depreciated over the shorter of the estimated useful life of the asset and the lease term, if there is no reasonable certainty that that the Company will obtain ownership by the end of the lease term.

A lease is classified as an operating lease if it does not transfer substantially all of the risks and rewards incidental to ownership.

Operating lease payments are recognized as an expense in the statement of operations on a straight line basis over the lease term.

4	New accounting policies effective January 1, 2013

Consolidated Financial Statements – IFRS 10

This standard establishes control as the basis for an investor to consolidate its investee; it defines control as an investor’s power over the investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s return through its power over the investee. At January 1, 2013, the Company adopted this standard and there was no impact on its comparative unaudited condensed interim consolidated financial statements.

Joint Arrangements – IFRS 11

This standard replaces the guidance in IAS 31 Interests in Joint Ventures. Under IFRS 11, joint arrangements are classified as either joint operations (the Company presently does not have any joint operations) or joint ventures. Joint venture entities are now accounted for using the equity method.

Upon application of IFRS 11, entities which had previously accounted for joint ventures using proportionate consolidation shall present the proportionately consolidated net asset value as a single investment balance at the beginning of the earliest period presented. The investment’s opening balance is tested for impairment in accordance with IAS 28 and IAS 36 “Impairment of Assets”.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Any impairment losses are recognized as an adjustment to opening retained earnings at the beginning of the earliest period presented. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Disclosure of Interests in Other Entities – IFRS 12

This IFRS shall be applied by companies with an interest in subsidiaries, joint arrangements, associates or unconsolidated structured entities. The application of this standard intends to enable users of the financial statements to evaluate the nature of and risks associated with its interests in other entities, and the effects of those interests on its financial position, financial performance and cash flows. Companies will be required to disclose information about significant judgments and assumptions made in determining the control of another entity, the joint control of an arrangement or significant influence over another entity and the type of joint arrangement when the arrangement has been structured through a separate vehicle. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

Fair value measurement – IFRS 13

This IFRS aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS. The requirements do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRS. This standard is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and the required interim disclosures are included in Note 16 of these unaudited condensed interim consolidated financial statements.

Stripping Costs in the Production Phase of a Surface Mine – IFRIC 20

This interpretation applies to waste removal costs that are incurred in open pit mining activity during the production phase of the mine. Recognition of a stripping activity asset requires the asset to be related to an identifiable component of the ore body. Stripping costs that relate to inventory produced should be accounted for as a current production cost in accordance with IAS 2, “Inventories”. Stripping costs that generate a benefit of improved access and meet the definition of an asset should be accounted for as an addition to an existing asset. Existing stripping costs on the balance sheet at transition that do not relate to a specific ore body should be written off to opening retained earnings. The stripping activity asset shall be depreciated on a systematic basis, over the expected useful life of the identified component of the ore body that becomes more accessible as a result of the stripping activity. This interpretation is effective for years beginning on or after January 1, 2013. At January 1, 2013, the Company adopted this standard and there was no impact on its unaudited condensed interim consolidated financial statements.

5	Changes in accounting standards not yet effective

Financial Instruments: Classification and Measurement – IFRS 9

This is the first part of a new standard on classification and measurement of financial assets that will replace IAS 39, “Financial Instruments: Recognition and Measurement”. IFRS 9 has two measurement categories: amortized cost and fair value. All equity instruments are measured at fair value. A debt instrument is recorded at amortized cost only if the entity is holding it to collect contractual cash flows and the cash flows represent principal and interest. Otherwise it is measured at fair value with changes in fair value through profit or loss. In addition, this new standard has been updated to include guidance on financial liabilities and derecognition of financial instruments. This standard is effective for years beginning on or after January 1, 2015. The extent of the impact of adoption of IFRS 9 has not yet been determined.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

6	Acquisition of CGA Mining Limited

On January 31, 2013, the Company and CGA announced that they had completed the combination of the two companies (the “Merger”) by way of a court-approved scheme of arrangement (the “Scheme of Arrangement”) and the merger implementation agreement dated September 18, 2012 between the Company and CGA (the “Merger Implementation Agreement”). Under the terms of the Merger, the Company acquired all of the issued and outstanding ordinary shares of CGA based on an exchange ratio of 0.74 of a common share of B2Gold for each CGA ordinary share. In addition, all of the outstanding stock options of CGA were cancelled and the former holders thereof received that number of B2Gold shares that corresponded to the value of the “in- the-money” portion of their CGA options. Upon closing of the Merger, CGA became a wholly-owned subsidiary of B2Gold.

As a result, B2Gold issued an aggregate of 250,039,641 common shares to the former CGA shareholders, representing approximately 39% of B2Gold’s common shares issued and outstanding upon closing the Merger. An additional 1,933,557 common shares of B2Gold were issued to former CGA option holders upon cancellation of their stock options. As at January 31, 2013, following completion of the Merger, there were approximately 645,382,471 issued and outstanding common shares of B2Gold.

The business combination was accounted for using the acquisition method, with B2Gold as the acquirer of CGA. For accounting purposes, the Acquisition Date was determined to be January 16, 2013, the date at which the Company obtained control of CGA . The primary asset acquired was CGA’s Masbate Mine located in the Philippines.

The cost of the acquisition was approximately $985 million, being the fair value of B2Gold shares issued, based on the issuance of 251,973,198 B2Gold shares at Cdn.$3.85 per share (the opening share price on the TSX on January 16, 2013) and a foreign exchange rate of Cdn.$0.985 to $1.

B2Gold’s acquisition related costs of $5.9 million have been charged to acquisition costs in the unaudited condensed consolidated statement of operations for the three months ended March 31, 2013.

These consolidated financial statements include CGA’s results from January 16, 2013 to March 31, 2013. The revenue included in the consolidated statement of operations since January 16, 2013 contributed by CGA was $86.5 million. Had CGA been consolidated from the start of January 1, 2013, the consolidated statement of operations would include additional revenue of $nil (no gold sales were made by CGA from January 1, 2013 to January 15, 2013).

The following table sets forth a preliminary allocation of the purchase price to assets and liabilities acquired, based on preliminary estimates of fair value. This is a preliminary purchase price allocation and therefore subject to adjustment over the course of 2013 on completion of the valuation process and analysis of resulting tax effects.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

$

Preliminary purchase price allocation:
Cash and cash equivalents	56,088
Restricted cash	9,000
Accounts receivable and prepaids	11,368
Inventories
- Product inventory	55,036
- Ore stockpile inventory, current portion	6,955
- Supplies inventory	11,677
Note receivable from RTG Mining Inc.	2,560
Mining interests
- Masbate Mine	526,280
- Masbate undeveloped mineral interest	389,673
- Pajo exploration property	15,128
Long-term Investments
- St. Augustine Gold & Copper Limited	20,193
- Sierra Mining Limited	6,038
- RTG Mining Inc.	4,806
Value-added tax receivables, long-term	37,731
Other long-term assets
- Ore stockpile inventory	22,800
- Other	150
Accounts payable and accrued liabilities	(31,982)
Current tax payable	(1,674)
Masbate project loan facility	(18,524)
Deferred revenue - fair value of gold contracts (Note 14)	(37,404)
Finance lease obligations, including current portion	(25,228)
Mine restoration provisions, including current portion	(20,261)
Deferred income taxes	(192,263)
Other long-term liabilities	(572)
Goodwill	137,295

Purchase price - 251,973,198 common shares of B2Gold issued on acquisition	984,870

Included in CGA’s accounts payable and accrued liabilities on January 16, 2013 was $10.1 million for CGA’s transaction costs relating to the business combination, all paid subsequently in the first quarter of 2013.

Masbate’s gold bullion inventory and current portion of ore stockpile inventory were increased by $32.9 million to reflect their fair values on acquisition, of which $32.4 million was expensed and included in the cost of sales in the first quarter of 2013.

Goodwill of $137.3 million resulting from the acquisition arises fully on the recognition of deferred income tax liabilities on the transaction. None of the goodwill is deductible for tax purposes.

The value of approximately $390 million assigned to undeveloped mineral interest at Masbate was attributable to (i) mineralized material within inferred mineral resources that management believes can be brought into production and (ii) exploration potential. Amounts assigned to undeveloped mineral interest are not expensed (or depreciated) until the undeveloped mineral interest either becomes associated with additional proven and probable reserves and the reserves are produced or the undeveloped mineral interest is determined to be impaired.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

7	Inventories

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$

Gold and silver bullion	27,151	11,554
In-process inventory	8,471	4,128
Ore stockpile inventory	4,077	543
Materials and supplies	38,238	25,383

	77,937	41,608

8	Long-term investments

	As at March 31, 2013				As at December 31, 2012

			Fair	AOCI			Fair	AOCI
	Ownership	Cost	Value	loss	Ownership	Cost	Value	loss
	%	$	$	$	%	$	$	$

Available-for-sale investments:
St. Augustine Gold & Copper Ltd.	15.9%	20,193	16,942	(3,251)	-	-	-	-
RTG Mining Inc.	18.2%	8,803	8,784	(19)	-	-	-	-
Sierra Mining Limited	8.5%	6,038	6,170	132	-	-	-	-
Calibre Mining Corp.	10.6%	5,068	1,574	-	10.6%	5,068	3,661	(1,407)

Balance, end of period		40,102	33,470	(3,138)		5,068	3,661	(1,407)

The Company holds available-for-sale investments in certain public companies, as disclosed in the table above. On January 16, 2013, the Company, through its acquisition of CGA, acquired investments in the securities of St. Augustine Gold & Copper Ltd., RTG Mining Inc. (formerly “Ratel Group Limited”), and Sierra Mining Limited (Note 6). In addition, the Company participated in a private placement of RTG Mining Inc. and purchased 30.8 million of its common shares for approximately $4 million on February 2, 2013.

At March 31, 2013, the Company recorded an unrealized loss of $3.1 million, included in other comprehensive loss, as a result of the change in the market value of its available-for-sale investments. In addition, Calibre’s stock price was below its original cost by 68%, which was considered by management to be a significant decline. As a result, the Company recorded an impairment loss in the statement of operations in the amount of $3.5 million (including $1.4 million that was reclassified from accumulated other comprehensive loss to net earnings) in the quarter ended March 31, 2013.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

9	Mining interests

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$

Property, plant & equipment (depletable)
Masbate Mine, Philippines (Note 6)
Cost (includes leased assets of $25 million)	536,617	-
Accumulated depreciation and depletion	(7,841)	-

	528,776	-

Libertad Mine (including Jabali), Nicaragua
Cost	228,729	215,941
Accumulated depreciation and depletion	(58,693)	(51,673)

	170,036	164,268

Limon Mine, Nicaragua
Cost	110,618	105,727
Accumulated depreciation and depletion	(30,805)	(27,349)

	79,813	78,378

Masbate undeveloped mineral interests (Note 6)	389,673	-

Mineral properties (non-depletable)
Otjikoto, Namibia	118,166	118,798
Mocoa, Colombia	27,803	27,539
Trebol & Pavon, Nicaragua	24,816	24,333
Pajo, Philippines (Note 6)	15,600	-
Cebollati, Uruguay	9,182	9,051
Calibre, Nicaragua	7,655	7,112

	203,222	186,833

Corporate & other
Bellavista, Costa Rica	2,601	2,601
Office, furniture and equipment, net	844	645

	3,445	3,246

	1,374,965	432,725

Investments (incorporated joint ventures) accounted for using the equity method
Gramalote, Colombia	115,679	100,798
Quebradona, Colombia	1,201	1,201

	116,880	101,999

	1,491,845	534,724

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Sale of the Brucejack royalty
Subsequent to March 31, 2013, on May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in and to an existing 1.2% net smelter returns royalty (“NSR”), covering Pretium Resources Inc.’s (“Pretium”) Brucejack gold project in northwestern British Columbia for $45 million in cash. The sale was completed pursuant to the terms of a royalty purchase agreement between the Company and Franco-Nevada Corporation dated May 7, 2013.

The Brucejack royalty was acquired by B2Gold in connection with the acquisition of Central Sun Mining Inc. (“Central Sun”) in March 2009. For accounting purposes, no value of the total purchase price relating to the business combination with Central Sun had been allocated to the NSR. As a result, the Company will record a $45 million pre-tax gain on disposal of the NSR in the second quarter of 2013.

Otjikoto
On March 20, 2013, B2Gold Namibia (Proprietary) Limited (“B2Gold Namibia”), a subsidiary of the Company, acquired from two Namibian banks all of the issued and outstanding Class A and Class B preference shares in the capital of EVI Gold (Proprietary) Limited (“EVI”) for total consideration of approximately $6.5 million. B2Gold Namibia is owned indirectly 92% by B2Gold and 8% by EVI, a Namibian black empowerment company. EVI currently holds an 8% interest in the Otjikoto gold project.

Subsequent to March 31, 2013, on April 10, 2013, the Company entered into an investment agreement (the “Investment Agreement”) with EVI pursuant to which, among other things, EVI agreed to purchase common shares of the Company with an aggregate subscription price of $7.6 million. The subscription price will be satisfied by a cash payment of $6.6 million and the assignment by EVI to the Company of its existing right to acquire an additional 5% interest in the Otjikoto gold project. It is expected that the proceeds from the sale of the common shares of the Company will be used by EVI to redeem the preference shares held by B2Gold Namibia. In addition, EVI also agreed to exercise its right to acquire an additional 2% interest in the Otjikoto gold project for a purchase price of $5 million.

Subsequent to March 31, 2013, on April 10, 2013, BKWE Ventures Limited (“BKWE”), a wholly-owned subsidiary of the Company, entered into a loan agreement with EVI pursuant to which BKWE agreed to loan up to $11.6 million to EVI in order that EVI could satisfy the payments required under the Investment Agreement, including the cash payment for the purchase for common shares and the acquisition of the additional 2% interest in the Otjikoto gold project. The loans will accrue interest at a rate of up to 5% per annum and will be secured by a pledge of the shares of the Company and B2Gold Namibia that are held by EVI. The loan is expected to be repaid from EVI’s share of available cash from the operations of the Otjikoto gold mine.

Upon completion of the aforementioned transactions, the Company and EVI will hold a 90% and 10% interest, respectively, in the Otjikoto gold project and EVI will have no further right to increase its interest in the project.

Calibre
Subsequent to March 31, 2013, the Company and Calibre Mining Corp. (“Calibre”) signed a letter agreement (the “Letter Agreement”) dated April 24, 2013 granting the Company an option to acquire a further 19% interest in and to the Primavera Gold-Copper Porphyry Project in northeast Nicaragua. Calibre currently has a 49% interest in the Project, while the Company has a 51% interest and is project operator.

This Letter Agreement confirms the agreement between the Company and Calibre to enter into a definitive Joint Venture Agreement (“JV Agreement”) with respect to the Project, which will contain an option for the Company to earn an additional 19% interest in and to the Project for a total interest of 70% by spending Cdn.$6 million in additional project expenditures over 3 years. Upon entering into the JV Agreement, the original Option Agreement between the Company and Calibre (entered into in June 2009 and amended in July 2010 and October 2010) will terminate and be superseded by the JV Agreement.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

In conjunction with the Letter Agreement, Calibre has applied to the TSX Venture Exchange (the “Exchange”) to approve amendments to the terms of 10 million common share purchase warrants (the “Warrants”) of Calibre held by the Company. The Warrants were issued to the Company pursuant to a non- brokered private placement of 20 million units at a price of Cdn.$0.25 per unit, which closed on May 2, 2012. Each unit consisted of one common share and one-half of one Warrant, with each Warrant entitling the Company to purchase an additional common share of the Company until May 2, 2013 at an exercise price of Cdn.$0.50. Pursuant to the amendments, the Warrants would be amended by extending the term of the Warrants by one additional year from May 2, 2013 to May 2, 2014 (the “Amended Expiry Date”) and by reducing the exercise price of the Warrants from Cdn.$0.50 to Cdn.$0.10 (the “Amended Exercise Price”).

If during the term of the amended Warrants, the closing price of the Company’s common shares on the Exchange exceeds during a period of 10 consecutive trading days the Amended Exercise Price by 25%, then the Amended Expiry Date will be deemed to be automatically accelerated as a result of which the amended Warrants will expire on the earlier of the 37th calendar day following the tenth trading day and the Amended Expiry Date. All other terms and conditions of the Warrants are proposed to remain unchanged.

Bellavista

Subsequent to March 31, 2013, the Company entered into a binding term sheet with Alray Investments Inc. (the "Optionee"), a private company, pursuant to which the Company agreed to grant the Optionee an option to purchase a 100% interest in the Company's Bellavista project located in Miramar, Costa Rica. The Optionee will have the right to exercise the option at any time prior to October 22, 2014. On the exercise of the option, the transaction will be structured as an acquisition by the Optionee of 100% of the issued and outstanding shares of Central Sun Mining Enterprises Ltd. (“CSME”), which indirectly holds the 100% interest in the Bellavista project. During the term of the option, the Optionee will be entitled to undertake project assessment work, including conducting diamond drilling, metallurgical testing and other exploration programs. In order to exercise the option, the Optionee is required to pay to the Company an administration fee, grant the Company a 2% net smelter returns royalty on the sale of minerals produced from the Bellavista project and pay certain amounts in respect of equipment that is owned by CSME and its subsidiaries at the time that the option is exercised. The parties are currently negotiating a definitive agreement relating to the transaction.

10	Other assets

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$

Low grade ore stockpiles (Note 6)	22,800	-
EVI preference shares (Note 9)	6,458	-
Other	2,399	2,091

	31,657	2,091

Long-term ore in stockpiles represents low grade material not currently scheduled for processing at the Masbate Mine.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

11	Long-term debt

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$

Revolving corporate credit facility	25,000	-
Masbate project loan facility (Note 6)	14,043	-
Finance lease obligations (Note 6)	23,464	-
Equipment loan	3,271	-

	65,778	-

Less: current portion	(48,967)	-

	16,811	-

Revolving corporate credit facility
The Company entered into an agreement relating to a $20 million secured revolving credit facility (the “Credit Facility”) with Macquarie Bank Limited (“Macquarie”) on November 6, 2009. The term of the Credit Facility was for two years with a maturity date of December 31, 2011 and an interest rate of LIBOR plus 5.5% . Under the Credit Facility, the Company granted a general security agreement over its assets and the shares and assets of certain of the Company’s material subsidiaries, and certain of the Company’s material subsidiaries guaranteed the obligations of the Company relating to the Credit Facility. On February 12, 2010, the Company entered into an amending agreement pursuant to which the Credit Facility was increased to $25 million. On March 28, 2012, the maturity date of the Credit Facility was extended to December 31, 2013. As at December 31, 2012, the full amount of the Credit Facility was available for draw down. The Company was paying a commitment fee of 1% per annum to Macquarie, payable quarterly, on the undrawn balance of the Credit Facility. During the three months ended March 31, 2013, the Company drew down $25 million under the Credit Facility.

Subsequent to March 31, 2013, on April 16, 2013, the Company announced the closing of a fully underwritten $150 million secured revolving corporate loan facility (“Facility”), previously announced on January 10, 2013. Macquarie was the Sole Underwriter and the Facility Agent. The syndicate included HSBC Securities (USA) Inc. as a Lead Arranger with HSBC Bank USA, National Association committed to fund $50 million of the Facility and FirstRand Bank Limited, acting through its Rand Merchant Bank division committed to fund $25 million.

The Facility comprises three tranches of $50 million each for a total of $150 million and replaces the existing $25 million revolving Credit Facility with Macquarie. The term of the Facility is for a period of four years with a final repayment date of March 28, 2017 and the Facility has an interest rate of LIBOR plus a margin of 3.5% . The Facility will be used to fund construction and development costs related to the Otjikoto gold project in Namibia and for general corporate purposes.

Masbate project loan facility
As a result of the acquisition of CGA on January 16, 2013, the Company acquired a loan syndicated by BNP Paribas Bank with a principal amount owing of $18.5 million. The four banks participating pro-rata in the syndicate are BNP Paribas Bank, Standard Chartered Bank, DZ Bank and Portigon (formerly “West LB”). The project loan (entered into by a subsidiary of CGA) represents the remaining portion of an original $80.3 million project loan facility undertaken in 2008 to develop the Masbate gold project.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

On March 28, 2013, the Company made a principal repayment of $4.5 million on the project loan facility. The remaining balance of $14 million is repayable in quarterly instalments as follows: $4.6 million on June 30, 2013, $4.7 million on September 30, 2013, and $4.7 million on December 31, 2013. The loan bears interest at a rate of LIBOR plus 3.15% per annum and is collateralized against the Masbate Mine. The loan agreement includes customary covenants for debt financings of this type.

The restricted cash of $9 million is held with BNP Paribas Bank as required under the project facility agreement.

Subsequent to March 31, 2013, the Company gave notice to the lenders of its intention to fully repay the remaining outstanding balance on the project loan facility on June 28, 2013.

Finance lease obligations
CGA, through several of its subsidiaries, entered into a finance lease for certain mobile equipment at the Masbate operations. The lease details are specified in a mining services agreement with Leighton Contractors (Philippines) Incorporated and Leighton Holdings Limited. The leased assets have terms that are between three and six years, up to March 2017. The Company has determined that the lease represents a finance lease and that the risks and benefits under this lease arrangement reside with a subsidiary of CGA. The Company has assumed CGA’s finance lease obligations as a result of the acquisition of CGA on January 16, 2013.

As at March 31, 2013, the finance lease was composed of the following obligations:

		Present value
	Minimum lease	of minimum lease
	payments	payments
	$	$

Not later than one year	9,103	8,867
Later than one year and not later than five years	16,453	14,597
Later than five years	-	-

	25,556	23,464
Less future finance charges	(2,092)	-

Present value of minimum lease payments	23,464	23,464

Equipment loan
During the first quarter of 2013, a subsidiary of the Company purchased mobile heavy equipment valued at $4.2 million for its Libertad operation. The Company paid 20% of the value of the equipment in cash and entered into two credit contracts with Caterpillar Crédito S.A de C.V for the remaining 80%. The contracts have a sixty month term, with quarterly payments of principal and interest at a variable rate of LIBOR plus 4.1% . The loan is secured by the equipment.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

12	Mine restoration provisions

The following table shows the movement in the liability for mine restoration provisions:

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$

Balance, beginning of period	31,876	28,107
Acquired during the period (Note 6)	20,261	-
Reclamation spending	(195)	(3,486)
Accretion expense	703	1,776
Revisions to estimate of provision	4,102	5,479

Balance, end of period	56,747	31,876
Less: current portion	(4,218)	(4,217)

	52,529	27,659

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

13	Capital stock

	For the three months		For the year
	ended		ended
	March 31, 2013		December 31, 2012

	Shares	Amount	Shares	Amount
	(‘000’s)	$	(‘000’s)	$

Balance, beginning of period	393,308	468,550	382,495	435,048

Issued during the period:
For CGA acquisition (Note 6)	251,973	984,870	-	-
For cash, on exercise of stock options	654	1,299	3,586	5,150
On vesting of Restricted Share Units	170	597	798	2,902
For Trebol & Pavon properties	-	-	4,816	16,814
For cash, on exercise of warrants	-	-	1,613	3,458
For cash, Incentive Plan	-	-	-	9
Transfer to share capital the fair value assigned to stock options/share purchase warrants exercised from contributed surplus	-	630	-	5,169

	252,797	987,396	10,813	33,502

Balance, end of period	646,105	1,455,946	393,308	468,550

On January 31, 2013, upon closing of the Merger, B2Gold issued approximately 252 million common shares in exchange for all of the issued and outstanding shares of CGA (Note 6).

On August 10, 2012, pursuant to a share purchase agreement with Radius dated July 24, 2012, the Company acquired a 100% interest in the Trebol and Pavon exploration properties in Nicaragua by issuing approximately 4.8 million common shares to Radius.

Stock options
During the three months ended March 31, 2013, 1.2 million stock options were granted to employees and directors with an exercise price of Cdn.$3.80 per share. These stock options have a term of five years and vest over a period of up to three years. The estimated fair value of these options totalling $1.9 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of 1.21%, an expected life of 3.5 years, an expected volatility of 58%, and a dividend yield rate of nil.

During the three months ended March 31, 2012, approximately 10 million stock options were granted to employees and directors with exercise prices ranging from Cdn.$3.10 to Cdn.$3.93 per share. These stock options have a term of five years. The estimated fair value of these options totalling approximately $14.7 million is being recognized over the vesting period. The fair value was calculated using the Black-Scholes option pricing model based on a risk-free annual interest rate of up to 1.21%, an expected life of up to 3.5 years, an expected volatility ranging from 58% to 69%, and a dividend yield rate of nil.

Option pricing models require the input of highly subjective assumptions regarding the expected volatility. Changes in assumptions can materially affect the fair value estimate, and therefore, the existing models

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

do not necessarily provide a reliable measure of the fair value of the Company's stock options at date of grant.

For the three months ended March 31, 2013, share-based payments expense, relating to the vesting of stock options, was $2.5 million (Q1 2012 - $3.9 million), net of $1 million (Q1 2012 - $1.3 million) capitalized to mining interests.

A summary of changes to stock options outstanding:

	Number of	Weighted-
	outstanding	average
	options	exercise price
	(‘000’s)	(in Cdn.$)

Outstanding at December 31, 2011	15,282	1.90
Granted	11,116	3.16
Exercised	(3,586)	1.43
Forfeited or expired	(278)	3.16

Outstanding at December 31, 2012	22,534	2.58
Granted	1,200	3.80
Exercised	(654)	1.99

Outstanding at March 31, 2013	23,080	2.66

During the first quarter of 2013, 0.7 million (Q1 2012 – 1.9 million) stock options were exercised. The weighted average market share price at the time of exercise was Cdn.$3.74 (Q1 2012 – Cdn.$4.05) .

Stock options outstanding and exercisable as at March 31, 2013 are as follows:

Range of	Number of		Weighted-	Number of	Weighted-
exercise	outstanding	Weighted-	average	exercisable	average
prices	options	average years	exercise price	options	exercise price
(in Cdn.$)	(‘000’s)	to expiry	(in Cdn.$)	(‘000’s)	(in Cdn.$)

0.00 – 0.99	2,870	1.34	0.80	2,870	0.80
1.00 – 1.99	1,196	1.73	1.51	1,101	1.48
2.00 – 2.99	4,795	2.61	2.41	3,848	2.41
3.00 – 3.99	14,144	3.84	3.22	5,863	3.15
4.00 – 4.99	75	2.45	4.00	75	4.00

	23,080	3.16	2.66	13,757	2.32

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Restricted share unit plan
On May 6, 2011, the Company’s Board of Directors approved a Restricted Share Unit Plan (the “RSU Plan”) whereby restricted share units (“RSU”) may be granted to directors, executive officers and employees of the Company. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long term shareholder value. The RSU Plan reflects the Company’s commitment to a long term incentive compensation structure that aligns the interests of its directors, executive officers and employees with the interests of its shareholders. Once vested, each RSU is redeemable for one common share entitling the holder to receive the common share for no additional consideration. The Company has reserved 8 million common shares for issuance under the RSU Plan.

During the three months ended March 31, 2013, the Company granted approximately 0.5 million RSU. One-third of the RSU vested immediately on the day of grant, another one-third will vest one year from the grant date with the remainder vesting two years from the grant date. The total estimated fair value of the RSU granted was $1.8 million based on the market value of the Company’s shares at the grant date. The fair value of each RSU is recorded as a share-based payments expense (and either charged to operations or capitalized to mining interests) over the vesting period.

For the three months ended March 31, 2013, share-based payments expense, relating to the vesting of RSU, was $0.4 million (Q1 2012 - $nil), net of $0.4 million (Q1 2012 - $nil) capitalized to mining interests.

A summary of changes to RSU outstanding:

Number of
outstanding
RSU
(‘000’s)

Outstanding at December 31, 2011	-
Granted	2,401
Vested and converted to common shares	(798)

Outstanding at December 31, 2012	1,603
Granted	510
Vested and converted to common shares	(170)

Outstanding at March 31, 2013	1,943

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

14	Deferred revenue and gold commitments

Under the terms of the Masbate project loan facility (Note 6), the Company is required to maintain gold forward contracts over the life of the loan in order to cover a portion of the mine’s future operating and debt service costs. As a result of the acquisition of CGA, the Company assumed its gold forward contracts related to the Masbate project for 50,225 ounces of gold with settlements scheduled between January 31, 2013 and December 31, 2013 at an average price of $913 per ounce. The fair value of these contracts (required to be recognized as part of the Company's acquisition accounting as the fixed terms of the contracts were unfavourable compared to market terms for similar contracts) was estimated to be negative $37.4 million on January 16, 2013. The fair value was calculated using spot and forward prices and volatilities.

The Company’s gold forward contracts are excluded from the scope of IAS 39 (“Financial Instruments: Recognition and Measurement”), as they are non -financial instruments that qualify for the own use exemption and do not contain any embedded derivatives which would require to be accounted for separately from the executory host contracts. As a result, these contracts are not subsequently re- measured at fair value after initial recognition and are reduced through a corresponding adjustment to revenue consistent with the timing of revenue recognition criteria being met for the gold deliveries made under the terms of contract. At March 31, 2013, the amount of $28 million was outstanding and was presented on the consolidated balance sheet as deferred revenue, and is expected to be amortized over the remainder of the contract terms.

At March 31, 2013, the following gold forward contracts were outstanding (by maturity dates), having an estimated total fair value of negative $24.6 million.

	Q2	Q3	Q4
	2013	2013	2013

Gold forward contracts:
- Ounces	12,525	12,657	12,661
- Average price per ounce	$908	$917	$927

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

15	Derivative financial instruments

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project. As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

At March 31, 2013, forward currency contracts totalling $13 million at an average rate of 8.6564 rand were outstanding with maturity dates ranging from April 2013 to December 2013. In addition, zero-cost put/ call collar contracts totalling $37.5 million were outstanding with maturity dates ranging from April 2013 to December 2013 with an average floor price of 8.5751 rand and an average ceiling price of 9.0797 rand.

These derivative instruments were not designated as hedges by the Company and are marked to their market values at the end of each reporting period. Adjustments to the market value are included in the statement of operations. For the three month period ended March 31, 2013, the Company recorded an unrealized derivative loss of $2.4 million. In addition, for the three month period ended March 31, 2013, the Company recorded a realized derivative loss of $0.4 million.

The following is a summary, by maturity dates, of the Company’s foreign currency contracts outstanding as at March 31, 2013:

	Q2	Q3	Q4
	2013	2013	2013

Rand forward contracts:
- Notional amount	$6,000	$4,000	$3,000
- Average contract price	$8.53	$8.72	$8.83

Rand zero-cost collars:
- Notional amount	$10,500	$13,500	$13,500
- Average floor price	$8.52	$8.58	$8.61
- Average ceiling price	$8.99	$9.03	$9.20

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

16	Financial instruments

The Company’s financial assets and liabilities consist of cash and cash equivalents, accounts receivable, note receivable, long-term investments (Note 8), accounts payable and accrued liabilities, South African rand foreign exchange contracts (Note 15) and debt (Note 11).

Fair values
The Company’s financial assets and liabilities are classified based on the lowest level of input significant to the fair value measurement based on the fair value hierarchy:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e.as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data.

As at March 31, 2013, the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are categorized as follows:

	As at March 31, 2013		As at December 31, 2012

	Level 1	Level 2	Level 1	Level 2
	$	$	$	$

Cash and cash equivalents	120,677	-	67,949	-
Long-term Investments (Note 8)	33,470	-	3,661	-
Derivative liabilities (Note 15)	-	2,557	-	143

At March 31, 2013, there were no financial assets or liabilities recognized at fair value that would be categorized as level 3 in the fair value hierarchy.

The carrying values of accounts receivable, note receivable and accounts payable and accrued liabilities are representative of their respective fair values due to the short-term nature of these instruments. The carrying values of the Company’s revolving corporate credit facility and Masbate project loan facility are representative of their respective fair values due to the floating rate nature of these instruments.

Valuation methodologies for financial assets and liabilities

Long-term Investments
The Company’s long-term investments are classified as available for sale. Unrealized gains and losses are recognised in other comprehensive income with any impairments being recognised in earnings during the period. Fair value is calculated using the closing market price for the security at the balance sheet date.

Derivative financial instruments
The Company’s derivative financial instruments are classified as fair value through profit and loss. Fair value is calculated using present value techniques or option pricing models which utilize a combination of quoted prices and market-derived inputs.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Capital risk management
The Company’s objectives when managing its capital is to ensure it will be able to continue as a going concern while maximizing the return to shareholders. The selling price of gold, minimizing production costs and a successful exploration environment are key factors in helping the Company reach its capital risk management objectives. The capital structure of the Company includes shareholders’ equity and debt.

Credit risk
Credit risk refers to the risk that another entity will default on its contractual obligations which will result in a loss for the Company. As at March 31, 2013, the Company’s maximum exposure to credit risk was the book value of cash and cash equivalents, accounts receivable, value added and other taxes receivable and note receivable. The Company limits its credit exposure on cash and cash equivalents by holding its deposits mainly with high credit quality financial institutions as determined by credit agencies.

Liquidity risk
Liquidity risk refers to the risk that the Company will not be able to meet its financial obligations when they become due or can only do so at excessive costs. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an on-going basis and to support its expansion plans. The Company ensures that sufficient committed loan facilities exist to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

As at March 31, 2013, the Company had cash and cash equivalents of $120.7 million. Cash provided by operating activities before changes in non-cash working capital totalled $45.1 million for the three months ended March 31, 2013. Subsequent to March 31, 2013, on April 16, 2013, the Company announced that it had closed a fully underwritten $150 million secured facility with Macquarie (Note 11). In addition, subsequent to March 31, 2013, on May 13, 2013, the Company completed the sale to Franco-Nevada Corporation of all of its right, title and interest in an existing 1.2% NSR for $45 million in cash (Note 9).

As at March 31, 2013, the Company had the following significant commitments (in addition to those disclosed elsewhere in these financial statements):

•

For the purchase of 0.6 million gallons of diesel over the next four years valued at an estimated $2.7 million. The timing and amount of these costs will depend on diesel consumption but it is expected that the entire $2.7 million will be incurred in 2013.

•

For the purchase of $8.7 million of equipment for the construction of the mill and crusher at the Otjikoto project in Namibia. The timing and amount of these costs will depend on delivery of the components but $6.6 million is expected to be incurred in 2013 and the remaining $2.1 million in the first half of 2014.

Market risk
Market risk includes currency and price risk.

The Company’s operations in foreign countries are subject to currency fluctuations and such fluctuations may materially affect the Company’s financial position and results. The Company reports its financial results in United States dollars and incurs expenses in United States dollars, Canadian dollars, Nicaraguan córdobas, Colombian pesos, Namibian dollars and Philippine pesos. As the exchange rates between the Canadian dollar, Colombian peso, Namibian dollar and Philippine pesos fluctuate against the United States dollar, the Company will experience foreign exchange gains and losses. The exchange rate between the córdoba and the United States dollar varies according to a pattern set by the Nicaraguan Central Bank. The córdoba has been annually devalued versus the United States dollar by means of a crawling peg mechanism which currently stands at approximately 5%. All of the Company’s gold production activities are currently conducted in Nicaragua and the Philippines.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

Starting in the second quarter of 2012, the Company entered into foreign currency contracts to manage its foreign currency exposure of forecasted expenditures denominated in Namibian dollars relating to the development of its Otjikoto project (Note 15). As the Namibian dollar is pegged to the South African rand, the Company enters into foreign currency contracts between the South African rand and the United States dollar due to their greater liquidity.

The Company also holds cash and cash equivalents that are denominated in non-United States dollar currencies which are subject to currency risk. As at March 31, 2013, $107.3 million of the Company’s $120.7 million in cash and cash equivalents was held in United States dollars.

The Company’s operations expose it to changes in the price of gold. A 5% increase/(decrease) in the price of gold would have resulted in an increase/(decrease) in earnings of approximately $6.7 million for the three months ended March 31, 2013 based on gold revenue. The Company’s earnings also could be affected by the prices of other commodities such as fuel and other consumable items, although to a lesser extent than by the price of gold. The prices of these commodities are affected by numerous factors beyond the Company’s control.

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

17	Supplementary cash flow information

Supplementary disclosure of cash flow information is provided in the table below:

	For the three	For the three
	months	months
	ended	ended
	March 31,	March 31,
	2013	2012
	$	$

Non-cash investing and financing activities:
Common shares issued for CGA acquisition (Note 6)	984,870	-
Stock-based compensation, capitalized to resource property interests	1,406	1,271
Mining equipment purchased under equipment loan (Note 11)	3,271	-
Accounts payable and accrued liabilities relating to resource property expenditures	1,323	1,441

18	Compensation of key management

Key management includes the Company’s directors, members of the Executive Committee and members of Senior Management. Compensation to key management included:

	For the three	For the three
	months	months
	ended	ended
	March 31,	March 31,
	2013	2012
	$	$

Salaries and short-term employee benefits	749	650
Share-based payments	940	371

	1,689	1,021

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

19	Segmented information

The Company’s reportable segments for the three months ended March 31, 2013 and 2012 are summarized in the following tables.

	For the three months ended March 31, 2013

						Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$

Gold revenue	24,905	43,407	86,541	-	-	-	-	154,853

Production costs	10,459	17,133	42,753	-	-	-	-	70,345

Cost of sales – inventory fair value adjustments on CGA acquisition (Note 6)	-	-	32,354	-	-	-	-	32,354

Depreciation & depletion	3,666	6,161	4,404	-	-	-	42	14,273

Net income (loss)	4,491	12,982	3,245	-	-	(131)	(20,524)	63

Capital expenditures	4,875	9,459	6,231	9,480	14,837	1,775	241	46,898

	For the three months ended March 31, 2012
						Other
	Limon	Libertad	Masbate	Otjikoto	Gramalote	Mineral	Corporate
	Mine	Mine	Mine	Project	Project	Properties	& Other	Total
	$	$	$	$	$	$	$	$

Gold revenue	19,830	44,043	-	-	-	-	-	63,873

Production costs	9,011	13,325	-	-	-	-	-	22,336

Depreciation & depletion	2,146	4,472	-	-	-	-	41	6,659

Net income (loss)	4,544	15,607	-	-	-	(79)	(5,526)	14,546

Capital expenditures	8,946	11,083	-	7,112	3,639	2,751	24	33,555

B2GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

The Company’s mining interests are located in the following geographical locations.

	As at	As at
	March 31,	December 31,
	2013	2012
	$	$

Mining interests
Philippines	934,049	-
Nicaragua	282,320	274,091
Namibia	118,166	118,798
Colombia	144,683	129,538
Uruguay	9,182	9,051
Costa Rica	2,601	2,601
Canada	844	645

	1,491,845	534,724

20	Subsequent event

Subsequent to March 31, 2013, the Company granted 13.8 million stock options to employees and directors with an exercise price of Cdn.$3.00 per share. In addition, the Company granted 2.4 million RSU, of which one- third vested immediately and the Company issued 0.8 million common shares without any additional cash consideration.

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 21)
For the three months ended March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value

									Closing
	Opening		Disposals/	Cumulative	Closing	Opening		Disposals/	balance at	As at	As at
	balance at	Additions	write-offs	translation	balance at	balance at	Depreciation	write-offs	Mar. 31, 2013	Mar. 31, 2013	Dec. 31, 2012
	Dec. 31, 2012			adjustments	Mar. 31, 2013	Dec. 31, 2012
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment
Masbate Mine	-	536,617	-	-	536,617	-	(7,841)	-	(7,841)	528,776	-
Masbate undeveloped mineral interests	-	389,673	-	-	389,673	-	-	-	-	389,673	-
Libertad (including Jabali)	215,941	12,788	-	-	228,729	(51,673)	(7,020)	-	(58,693)	170,036	164,268
Limon	105,727	4,891	-	-	110,618	(27,349)	(3,456)	-	(30,805)	79,813	78,378

	321,668	943,969	-	-	1,265,637	(79,022)	(18,317)	-	(97,339)	1,168,298	242,646

Mineral properties “exploration & evaluation”
Otjikoto	118,798	8,530	-	(9,162)	118,166	-	-	-	-	118,166	118,798
Mocoa	27,539	264	-	-	27,803	-	-	-	-	27,803	27,539
Trebol & Pavon	24,333	483	-	-	24,816	-	-	-	-	24,816	24,333
Pajo	-	15,600	-	-	15,600	-	-	-	-	15,600	-
Cebollati	9,051	131	-	-	9,182	-	-	-	-	9,182	9,051
Calibre	7,112	543	-	-	7,655	-	-	-	-	7,655	7,112

	186,833	25,551	-	(9,162)	203,222	-	-	-	-	203,222	186,833

Corporate & other
Bellavista	2,601	-	-	-	2,601	-	-	-	-	2,601	2,601
Office, furniture & equipment	1,173	241	-	-	1,414	(528)	(42)	-	(570)	844	645

	3,774	241	-	-	4,015	(528)	(42)	-	(570)	3,445	3,246

Investments (incorporated joint
ventures)
Gramalote	100,798	14,881	-	-	115,679	-	-	-	-	115,679	100,798
Quebradona	1,201	-	-	-	1,201	-	-	-	-	1,201	1,201

	101,999	14,881	-	-	116,880	-	-	-	-	116,880	101,999

	614,274	984,642	-	(9,162)	1,589,754	(79,550)	(18,359)	-	(97,909)	1,491,845	534,724

B2GOLD CORP.

MINING INTERESTS SCHEDULE (NOTE 21)
For the three months ended March 31, 2013
(All tabular amounts are in thousands of United States dollars unless otherwise stated)
(Unaudited)

	Cost					Accumulated depreciation				Net carrying value

	Opening			Cumulative	Closing	Opening			Closing
	balance at		Disposals/	translation	balance at	balance at		Disposals/	balance at	As at	As at
	Dec. 31, 2011	Additions	write-offs	adjustments	Dec. 31, 2012	Dec. 31, 2011	Depreciation	write-offs	Dec. 31, 2012	Dec. 31, 2012	Dec. 31, 2011
	$	$	$	$	$	$	$	$	$	$	$
Property, plant & equipment (depletable)
				-
Libertad (including Jabali)	172,568	47,057	(3,684)		215,941	(28,773)	(23,437)	537	(51,673)	164,268	143,795
				-
Limon	72,229	33,498	-		105,727	(16,719)	(10,630)	-	(27,349)	78,378	55,510

	244,797	80,555	(3,684)	-	321,668	(45,492)	(34,067)	537	(79,022)	242,646	199,305

Mineral properties (non-depletable)

Otjikoto	102,804	21,683	-	(5,689)	118,798	-	-	-	-	118,798	102,804
				-
Mocoa	23,795	3,744	-		27,539	-	-	-	-	27,539	23,795
				-
Cebollati	5,565	3,486	-		9,051	-	-	-	-	9,051	5,565
				-
Trebol & Pavon	4,667	19,666	-		24,333	-	-	-	-	24,333	4,667
				-
Calibre	1,590	5,522	-		7,112	-	-	-	-	7,112	1,590
				-
Other	228	812	(1,040)		-	-	-	-	-	-	228

	138,649	54,913	(1,040)	(5,689)	186,833	-	-	-	-	186,833	138,649

Corporate & other
				-
Bellavista	3,071	2	(472)		2,601	-	-	-	-	2,601	3,071
				-
Office, furniture & equipment	1,106	67	-		1,173	(374)	(154)	-	(528)	645	732

	4,177	69	(472)	-	3,774	(374)	(154)	-	(528)	3,246	3,803

Investments (incorporated joint ventures)
				-
Gramalote	69,579	31,219	-		100,798	-	-	-	-	100,798	69,579
				-
Quebradona	1,201	-	-		1,201	-	-	-	-	1,201	1,201

	70,780	31,219	-	-	101,999	-	-	-	-	101,999	70,780

	458,403	166,756	(5,196)	(5,689)	614,274	(45,866)	(34,221)	537	(79,550)	534,724	412,537